

April 18, 2012

Via E-mail
Mr. Stephen E. Jones
Chief Executive Officer
West Texas Resources, Inc.
5729 Lebanon Road, Suite 144
Frisco, Texas 75034

> **Re:** **West Texas Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 29, 2011**
> **File No. 333-178437**

Dear Mr. Jones:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note your responses to prior comments 1, 2, and 3 from our letter to you dated February 13, 2012. In this regard, we further note that even though the parent Russian Resources, Inc. was the seller, West Texas was the issuer of the securities in the distribution. Please provide us with an opinion of counsel that clearly indicates whether the distribution of West Texas Resources, Inc. shares in the spin-off by Russian

Resources to its 62 holders was exempt from the registration requirements of the Securities Act of 1933.

<u>Closing Comments</u>

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        Daniel K. Donahue, Esq.
        Greenberg Traurig, LLP